

April 14, 2009

Mail Stop 7010

**Via U.S. mail**

Anatoly Zamozdra
Chief Executive Officer
Inventius, Inc.
616 Corporate Way, Suite 2, #4261
Valley Cottage, NY 10989-2050

Re:  **Inventius, Inc.**
**Registration Statement on Form S-1 Amendment No.1**
**Filed on:  April 9, 2009**
**File No.:  333-157739**

Dear Mr. Zamozdra:

We have limited our review of your filing to those issues we have addressed in our comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response and revised disclosure in response to comment two of our March 24, 2009 letter.  However, we note that in the opening paragraph of the prospectus cover page, you continue to refer to the offering as a "resale" of 6,000,000 shares of the company's common stock by Mr. Zamozdra, which gives the impression that this is a secondary offering by a selling shareholder.  For the reasons set forth in our prior comment two, please revise your disclosure to reflect that:

    - this offering represents a primary offering on behalf of the company by removing the word "resale";
    - the selling price of $0.001 per share is fixed for the duration of the offering; and
    - Mr. Zamozdra <u>is</u> an underwriter with respect to all of the shares covered by the registration statement.

    Please make similar changes elsewhere in the document where similar disclosures appear.

Plan of Distribution, page 16

2. In the third paragraph you disclose that the "selling security holder has set an offering price" of $0.001 per share. Since you are unable to conduct an at the market offering, the offering price for the securities must be fixed for the duration of the offering. Please revise your disclosure to clearly state that the securities will be offered at a fixed price during the 28-day offering period. Further revise your disclosure to remove any implications that the selling security holder may have any discretion in setting a different selling price.

3. We note your disclosure in the fourth sentence of the fourth paragraph about how brokers or dealers may agree with the selling shareholder to sell the shares at a stipulated price. Since this is a primary offering conducted at a fixed price, please clarify that the shares will be sold at a fixed price of $0.001 for the duration of the offering.

Exhibit 5.1 – Legal Opinion

4. We note the revised opinion in response to comment 9 of our March 24, 2009 letter. Please have your legal counsel revise the first paragraph of her opinion letter to reflect that you are registering the offering of 6,000,000 shares of common stock to be sold by the selling shareholder, and not the actual securities.

5. In sub-clause (v) of the second paragraph, counsel lists the subscription agreement pursuant to which the shares were acquired by the selling shareholder, as one of the documents which she has reviewed in rendering her opinion. We note your response to comment 5 of our March 24, 2009 letter (as well as related disclosure) regarding the absence of a subscription agreement for the shares. Please have your counsel revise her opinion letter accordingly.

Exhibit 10.1 – International Distribution Agreement

6. It appears that the agreement you have filed is not the final executed version. Please file the final agreement reflecting the name and title of the signatories to the agreement.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:     Diane Dalmy, Esq. (Via Facsimile @ (303) 988-6954)
        8965 W. Cornell Place
        Lakewood, Colorado 80227